Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the Polen
Growth Fund (the "Fund") was held on October 19, 2012 for the following purpose:

To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Polen Capital Management, LLC ("Advisory Agreement").

All Fund shareholders of record at the close of business on July 18, 2012 were entitled to attend or submit proxies. As of the record date, the Fund had 24,675,247.584 shares outstanding. At the Meeting, shareholders approved the Advisory Agreement. The results of the voting for the proposal were as follows:

For                    Against               Abstained
Votes                     Votes                Votes
13,161,771.032            28,204               41,175